1717 Main Street, Suite 3700 Dallas, Texas 75201 214.659.4400 Phone 214.659.4401 Fax
andrewskurth.com

Joseph A. Hoffman
214 659.4593 Phone
214 659.4861 Fax
jhoffman@andrewskurth.com
October 7, 2005
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
450 Fifth Street, N.W.
Washington, DC 20549-7010

Re:	Sabine Production Partners, LP
Registration Statement on Form S-4
File No. 333-127203
Filed August 4, 2005
Ladies and Gentlemen:
     On behalf of Sabine Production Partners, LP (the “Partnership”), we have electronically transmitted herewith Amendment No. 1 to the above referenced Registration Statement (“Amendment No. 1”), which has been marked to indicate the changes effected by this amendment. In addition, we have today forwarded, by way of overnight delivery, five (5) marked copies of Amendment No. 1, c/o Mellissa Duru, for the convenience of the Staff.
     This letter responds to the Staff’s letter of comment, dated September 7, 2005, on behalf of the Partnership. The numbering below corresponds to the numbering used in the comment letter.
Form S-4
General
1.	COMMENT:

Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

RESPONSE:

The Partnership has made parallel changes to the affected disclosure.

U.S. Securities and Exchange Commission
October 7, 2005

2.	COMMENT:

Provide updated and current disclosure throughout the prospectus. For example, update the status of your listing application with the New York Stock Exchange and the terms of the credit facility agreement you anticipate will be executed.

RESPONSE:

Updated and current disclosure has been provided throughout the prospectus.

3.	COMMENT:

To expedite the review process, we suggest that you include all omitted exhibits with the next amendment you file. We will need time to review and comment upon omitted exhibits, including the terms of the Omnibus Agreement and the opinions of counsel.

RESPONSE:

All previously omitted exhibits have been filed, except for three exhibits that the Partnership intends to file shortly by amendment.

4.	COMMENT:

Similarly, prior to printing any proxy statement/prospectuses, we recommend that you provide us with all omitted artwork and graphics for our review and potential comment. We note the reference on the inside front cover page to such materials. With regard to the textual presentation on the cover page, increase the font size as necessary to ensure that all text is clearly legible.

RESPONSE:

All previously omitted artwork and graphics have been included for your review. With regard to textual presentation on the cover page, the font size has been increased as necessary (cover page and inside front cover).

5.	COMMENT:

Insofar as you propose to change from a finite life entity into an infinite life entity, please provide all disclosure required by the roll-up rules and tell us how you will comply with General Instruction I to Form S-4. For example, refer to Securities Act Release 33-6900. If you believe the rules are inapplicable to this offering, explain your position to us. We may have additional comments.

U.S. Securities and Exchange Commission
October 7, 2005

RESPONSE:

According to General Instruction I to Form S-4, the disclosure provisions of Subpart 229.900 of Regulation S-K (the “Subpart 900 Disclosures”) will apply to a transaction (a “roll-up transaction”) as defined in Item 901(c) of Regulation S-K. It is the Partnership’s belief that the proposed transaction set forth in the Amendment No. 1 comes within the technical definition of 901(c) and constitutes a roll-up transaction. Therefore, we endeavored to comply with the Subpart 900 Disclosures, although in a few specific instances, the Partnership did not believe these disclosures were applicable to the proposed transaction. (See Instruction I.1 to Form S-4.) The Partnership also intends to comply with the procedural requirements set forth in Instruction I.2, and the applicable provisions of the proxy rules and the tender offer rules, set forth in Rule 14a-1-240 and Rule 14e-7, respectively (see Instruction I.3 to form S-4).

Subpart
900
Reference	Requirement	Disclosure/Response
902(b)(1)	Applies if two or more entities are proposed to be included in the roll-up transaction.	The proposed transaction involves only one entity, Sabine Royalty Trust, in the roll-up transaction. Therefore the Registrant does not believe the Item 902(b)(1) disclosures are applicable.

902(b)(2)	A brief description of each material risk. A discussion of the effect of the roll-up transaction on the Partnership’s financial condition and results of operations.	Please see page 15 of Amendment No. 1, “Are there any risks in the transactions that I should consider?” See also “Will I be taxed on the Partnership’s common units and special distribution I receive upon the termination of SRT?” on page 13. The comprehensive list of risk factors begins on page 26 of Amendment No. 1.

902(b)(3)	The General Partner’s statement regarding fairness, together with bases therefor.	Please see “How was the purchase price for the assets determined?” on page 9. We note that an expanded discussion of this topic has been included under “Background and Reasons for the Transaction—Fairness.”

U.S. Securities and Exchange Commission
October 7, 2005

Subpart
900
Reference	Requirement	Disclosure/Response
902(b)(4)	Description of the method of calculating the value of the Partnership and allocating interests in the successor.	As noted, the transaction proposed by the registrant includes a single finite-life entity. As such, it was not necessary to calculate the value of the partnership vis-à-vis any other entities or to allocate interests in the successor to the Partnership. We believe that the intent of Item 902(b)(4) was to compare various items of information for the rolled-up partnerships and to use that information when demonstrating relative successor allocations.

902(b)(5)	Comparison of compensations paid.	Please see “Comparison of SRT Unit Holders and Common Unit Holder Rights – Compensation Payable to the General Partner/Trustee.”

902(b)(6)	Cash distributions made to investors during the last five fiscal years.	Please see “SRT Data Per Unit.”

902(b)(7)	Cross-reference of appropriate financial statements.	Please see “Financial Information” on page 25.

903(a)	Requires a clear, concise and comprehensible summary of the roll-up transaction.	This summary is included in Amendment No. 1 on pages 3 – 25, which includes our “Questions and Answers About the Transaction” section as well as our “Summary” section.

903(b)(1)	Summary must include each material risk and effect on investors, including, but not limited to: (i) changes in the business plan, voting rights, cash distribution policies, form of ownership interest or management compensation; (ii) the general partner’s conflicts of interest in connection with the roll-up transaction and in connection with the successor’s future operations; and (iii) the likelihood that securities received by investors in the roll-up transaction will trade at prices substantially below the value assigned to such securities in the roll-up transaction.	Please see page 15 of Amendment No. 1 “Are there any risks in the transaction that I should consider?” which outlines the material risks to investors, as revised to include additional risk factors.

Other required disclosures are set forth elsewhere throughout the “Questions and Answers About the Transaction” and “Summary” sections.

See also “Summary—Trading Price of Units” on page 24.

U.S. Securities and Exchange Commission
October 7, 2005

Subpart
900
Reference	Requirement	Disclosure/Response
903(b)(2)	Summary must include the material terms of the roll-up transaction, including the valuation method used to allocate securities in the successor to investors in the partnership.	Please see the Question and Answer Section and Summary, particularly “What am I being asked to vote on?” on page 4, “How was the purchase price of the assets determined?” and “Was an independent representative engaged on behalf of SRT unit holders or did the Trustee receive a fairness opinion with respect to this transaction?” on page 9.

903(b)(3)	Summary must include whether the general partner reasonably believes that the roll-up transaction is fair or unfair to investors in each partnership, including a brief discussion of the bases for such belief.	Please see page 8 under the question “Why is the Partnership proposing this transaction?” as well as page 9 under the question “Has the Partnership held discussions with SRT or its Trustee and, if so, does the Trustee support or oppose the proposed transaction?”

903(b)(4)	The summary must include any opinion from an outside party concerning the fairness of the roll-up transaction, including whether the opinion addresses the fairness of all possible combinations of partnerships or portions of partnerships, and contacts with any outside party concerning fairness opinions, valuations or reports in connection with the roll-up transaction required to be disclosed.	The Partnership did not obtain any such opinions.

903(b)(5)	The summary must include the background of and reasons for the roll-up transaction, as well as alternatives to the roll-up transaction.	Please see the response to the questions “Why is the Partnership proposing this transaction?” on page 8 and “Why has the Partnership proposed that the transaction be structured this way?” on page 8.

903(b)(6)	The summary must include a discussion of the rights of investors to exercise dissenters’ or appraisal rights or similar rights and to obtain a list of investors in the partnership in which the investor holds an interest.	Please see the response to the question “Are dissenters’ rights available in the transaction?” on pages 14 and 15.

U.S. Securities and Exchange Commission
October 7, 2005

Subpart
900
Reference	Requirement	Disclosure/Response
903(b)(7)	The summary must include disclosure if any affiliates of the general partner or the sponsor may participate in the business of the successor or receive compensation from the successor, an organizational chart showing the relationships between the general partner, the sponsor and their affiliates.	Please see “Management” beginning on page 20 and “Interests of Certain Persons in the Transaction” beginning on page 25. See also the chart on page 18.

904	Risk Factors and other Considerations	Please see the section entitled “Risk Factors,” immediately following the Summary on page 26.

905(a)(1)	Describe the voting and other rights of investors in the successor under the successor’s governing instruments and under applicable law. Compare such rights to the voting and other rights of investors in each partnership subject to the transaction under the partnerships’ governing instruments and under applicable law. Describe the effects of the change(s) in such rights.	Please see the section entitled “Comparison of SRT Unit Holders’ and Common Unit Holders’ Rights” beginning on page 145.

905(a)(2)	Describe the duties owed by the general partner of the successor to investors in the successor under the successor’s governing instruments and under applicable law. Compare such duties to the duties owed by the general partner of each partnership to investors in the partnership under the partnership’s governing instruments and under applicable law. Describe the effects of the change(s) in such duties.	Please see the section entitled “Comparison of SRT Unit Holders’ and Common Unit Holders’ Rights” beginning on page 145, particularly the subsection entitled “Fiduciary Duties of the General Partner/Trustee” on page 149.

905(b)(1)	Describe each item of compensation (including reimbursement of expenses) payable by the successor after the roll-up transaction to the general partner and its affiliates or to any affiliate of the successor. Compare such compensation to the compensation currently payable to the general partner and its affiliates by each partnership. Describe the effects of the change(s) in compensation arrangements.	Please see the section entitled “Comparison of SRT Unit Holders’ and Common Unit Holders’ Rights” beginning on page 145, particularly the subsection entitled “Compensation Payable to the General Partner/Trustee” on pages 151.

U.S. Securities and Exchange Commission
October 7, 2005

Subpart
900
Reference	Requirement	Disclosure/Response
905(b)(2)	Describe each instance in which cash or other distributions may be made by the successor to the general partner and its affiliates or to any affiliate of the successor. Compare such distributions to the distributions currently paid or payable to the general partner and its affiliates by each partnership. Describe the effects of the change(s) in distribution arrangements. If distributions similar to those currently paid or payable by any partnership to the general partner or its affiliates will not be made by the successor, state whether or not other compensation arrangements with the successor described in response to paragraph (b)(1) of this Item (e.g., incentive fees payable upon sale of a property) will, in effect, replace such distributions.	Please see the section entitled “Comparison of SRT Unit Holders’ and Common Unit Holders’ Rights” beginning on page 145, particularly the subsection entitled “Distributions to General Partner/Trustee” on page 152.

905(b)(3)	Provide a table demonstrating the changes in such compensation and distributions setting forth among other things: (i) the actual amounts of compensation and distributions, separately identified, paid by the partnerships on a combined basis to the general partner and its affiliates for the partnerships’ last three fiscal years and most recently ended interim periods; and (ii) the amounts of compensation and distributions that would have been paid if the compensation and distributions structure to be in effect after the roll-up transaction had been in effect during such period.	Please see “Cash Distribution Policy” beginning on page 99, particularly the subsections entitled “Distributions of Available Cash from Operating Surplus” beginning on page 102, “Percentage Allocations of Available Cash from Operating Surplus” on page 103, and “Distributions from Capital Surplus” beginning on page 104.

U.S. Securities and Exchange Commission
October 7, 2005

Subpart
900
Reference	Requirement	Disclosure/Response
905(b)(4)	If any proposed change(s) in the business or operations of the successor after the roll-up transaction would change materially the compensation and distributions that would have been paid by the successor from that shown in the table provided in response to paragraph (b)(3)(ii) of this Item (e.g., if properties will be sold or purchased after the roll-up transaction and no properties were sold or purchased during the period covered by the table), describe such changes and the effects thereof on the compensation and distributions to be paid by the successor.	The Compensation paid to the General Partner will be a function of the results of the Partnership’s business strategies and its distribution policies relating to the General Partner.

Please see “Our Growth Strategy” beginning on page 94 and our “Cash Distribution Policy” beginning on page 99, particularly the subsections entitled “Distributions of Available Cash from Operating Surplus” beginning on page 102, “Percentage Allocations of Available Cash from Operating Surplus” on page 103, and “Distributions from Capital Surplus” beginning on page 104.

905(b)(5)	Describe the material conflicts that may arise between the interests of the sponsor or general partner and the interests of investors in the successor as a result of the compensation and distribution arrangements described in response to paragraphs (b)(1) and (2) of this Item and describe any steps that will be taken to resolve any such conflicts.	See the section entitled “Management-Governing Board-Conflicts Committee” on page 123, “Certain Relationships and Related Party Transactions” beginning on page 129 and the section entitled “Conflicts of Interest and Fiduciary Responsibilities” on page 132.

905(c)	Describe any provisions in the governing instruments of the successor and any policies of the general partner of the successor relating to distributions to investors of cash from operations, proceeds from the sale, financing or refinancing of assets, and any other distributions. Compare such provisions and policies to those of each of the partnerships. Describe the effects of any change(s) in such provisions or policies.	See “Comparison of SRT Unit Holders’ and Common Unit Holders’ Rights - Distributions to Unit Holders” on page 151.

905(d)(1)	Describe each material investment policy of the successor, including, without limitation, policies with respect to borrowings by the successor. Compare such investment policies to the investment policies of each of the partnerships. Describe the effects of any change(s) in such policies.	Please see “Management’s Outlook” on pages 86-90, including “Proposed Credit Facility” on page 89.

U.S. Securities and Exchange Commission
October 7, 2005

Subpart
900
Reference	Requirement	Disclosure/Response
905(d)(2)	Describe any plans of the general partner, sponsor or of any person who will be an affiliate of the successor with respect to: (i) a sale of any material assets of the partnerships; (ii) a purchase of any material assets; and (iii) borrowings.	Please see “Management’s Outlook — Proposed Credit Facility” on page 89.

See also “Risk Factors — The Partnership has not identified any specific acquisitions meeting our investment objectives in which to invest available cash after the consummation of the proposed transaction.”

905(d)(3)	State whether or not specific assets have been identified for sale, financing, refinancing or purchase following the roll-up transaction. If specific assets have been so identified, describe the assets and the proposed transaction.	All of the assets of SRT are expected to serve as collateral for the proposed credit facility. Please see “Management’s Outlook — Proposed Credit Facility” on page 89.

See also “Risk Factors — The Partnership has not identified any specific acquisitions meeting our investment objectives in which to invest available cash after the consummation of the proposed transaction.”

905(e)	Describe any other similar terms or policies of the successor that are material to an investment in the successor. Compare any such terms or policies to those of each of the partnerships. Describe the effects of any change(s) in any such terms or policies.	The Partnership has undertaken to identify and describe all similar terms and policies.

U.S. Securities and Exchange Commission
October 7, 2005

Subpart
900
Reference	Requirement	Disclosure/Response
906	Allocation of Roll-up Consideration	No specific formula or methodology was used as the SRT units will be exchanged 1:1 with the Partnership Common Units. The General Partner will hold a 1.25% interest in the Partnership and specified incentive distribution rights after the roll-up transaction has been completed, as described under the heading entitled “Ownership of the Partnership After the Transaction” on page 84, as well as described in the risk factor entitled “You will experience dilution of your interests in SRT’s oil and natural gas interests” on page 28.

Only one partnership is involved in the roll-up transaction, so the tabular disclosure required by Item 906(b) is not applicable.

907	Background of the Roll-up Transaction	Please see the section entitled “Background and Reasons for the Transaction” beginning on page 69.

908	Reasons for and Alternatives to the Roll-up Transaction	Please see the section entitled “Background and Reasons for the Transaction” beginning on page 69.

909	Conflicts of Interest	Please see the sections entitled “Management-Governing Board-Conflicts Committee” on page 123, “Certain Relationships and Related Party Transactions” beginning on page 129 as well as “Conflicts of Interest and Fiduciary Responsibilities” on page 132.

See also “Was an independent representative engaged on behalf of SRT unit holders or did the Trustee receive a fairness opinion with respect to this transaction?” on page 9.

U.S. Securities and Exchange Commission
October 7, 2005

Subpart
900
Reference	Requirement	Disclosure/Response
910	Fairness of the Transaction	Please see page 8 under the question “Why is the Partnership proposing this transaction?” as well as page 9 under the question “Has the Partnership held discussions with SRT or its Trustee and, if so, does the Trustee support or oppose the proposed transaction?”

In addition, please refer to the section entitled “Background and Reasons for the Transaction — Fairness.”

911	Reports, Opinions and Appraisals	There were no reports, opinions or appraisals related to the proposed roll-up transaction.

912	Source and Amount of Funds and Transactional Expenses	Please see the sections entitled “The Transaction,” particularly the subsection entitled “Delivery of Partnership Common Units and Cash” on page 83.

Please see the section entitled “Certain Relationships and Related Party Transactions,” particularly the subsection entitled “Expenses of the Proposed Transaction” on page 129.

913	Other Provisions of the Transaction	See “The Transaction — No Dissenters’ Rights” on page 81.

914	Pro Forma Financial Statements; Selected Financial Data	Please see “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 57. See also “Selected Historical Financial Data of SRT” beginning on page 63.

U.S. Securities and Exchange Commission
October 7, 2005

Subpart
900
Reference	Requirement	Disclosure/Response
915	Federal Income Tax Consequences	See “Material Federal Income Tax Considerations,” beginning on page 153.

As disclosed on page 172, the opinion that has been provided by Andrews Kurth LLP regarding tax matters will be promptly provided, without charge, to any person who submits such a request in writing to Sabine Production Partners, LP, 512 Main Street, Suite 1200, Fort Worth, Texas 76102.
6.	COMMENT:

Provide the disclosure Item 305 of Regulation S-K requires.

RESPONSE:

The Partnership has not conducted any operations since its inception on April 29, 2005. The Partnership has attempted to provide a summary of expected critical accounting policies and quantitative and qualitative disclosure about market risks under a new caption entitled “Management’s Outlook” (pages 86 to 89).

7.	COMMENT:

Revise to explain in necessary detail both the legal and the practical significance of receipt of “letters of high confidence” from potential lenders.

RESPONSE:

The disclosure has been revised to explain in necessary detail both the legal and the practical significance of receipt of “letters of high confidence” from potential lenders (page 20 and page 89).

8.	COMMENT:

You refer to your beliefs regarding “enhanced production” and anticipated costs being “relatively comparable” to historic levels. You also cite in the third bullet point on page 8 the “competitive advantage” you believe the Partnership will have and the characteristics of your competitors. These are merely examples of disclosure that requires third party support. For each assertion of this nature that you choose to retain in the amended disclosure, provide us with supplemental third party support or include additional textual support for the bases in each case. We may have additional comments.

U.S. Securities and Exchange Commission
October 7, 2005

RESPONSE:

The Partnership has provided additional textual support for the bases of its beliefs expressed in the prospectus/proxy statement. For example, the Partnership has added additional textual support for its beliefs as to “enhanced production.” Please see “Partnership Business and Properties—Active Management of Operations” and “—Utilization of Advanced Technical Capabilities.” The Partnership has also added textual support for its belief that the Partnership’s anticipated costs will be relatively comparable to historical levels. Please see “Management Outlook — Operating Expenses.” The statement that the Partnership will have a “competitive advantage” relates to its structure for tax purposes as a pass-through entity. The vast majority of the Partnership’s competitors will be “c” corporations, subject to the double tax. (See the fifth bullet point on page 70.)

9.	COMMENT:

Please update your registration statement to include financial information for the most current fiscal period, as of and for the three months ended June 30, 2005, to comply with Article 3 of Regulation S-X.

RESPONSE:

The Amendment No. 1 has been updated to include financial information as of and for the three and six months ended June 30, 2005.

10.	COMMENT:

You are responsible for the accuracy and completeness of the disclosure that appears in your filings with the Commission. The reader is entitled to rely on your disclosure. Eliminate any disclosure that suggests otherwise, including the suggestion that the disclosure might not be accurate (page 1), “information concerning SRT may contain errors” (page 1) and much of the disclaimer language that you include in the “Note on SRT Information,” which appears at page 1 and elsewhere. Similarly, rather than repeating that the information which follows the introductory statements at page 133 is not “complete,” state explicitly that you provide in that section a complete discussion of the material differences for purposes of the vote and investment decision.

RESPONSE:

The Partnership has modified the disclosure in accordance with the Staff’s comments.

U.S. Securities and Exchange Commission
October 7, 2005

11.	COMMENT:

We note your indication that your Chairman is a holder of units in SRT. Please advise us whether this solicitation constitutes a solicitation by an affiliate of an issuer in connection with the sale of substantially all the assets of the issuer to its affiliate such that this transaction might be considered a “Rule 13e-3 transaction.” We refer you to Rule 13e-3(a)(3)(i)(C) in this regard.

RESPONSE:

Mr. Haddock owns 500 units, or a .0000342% interest, in SRT and has no other position with or influence on SRT. Therefore, Mr. Haddock is not an affiliate of SRT and the currently proposed transaction could not be considered a solicitation by an affiliate of SRT.
Explanatory Note
12.	COMMENT:

Advise us as to how the Trustee will select the record date for purposes of establishing the meeting. Further, whom do you expect will fall into the second category of recipients of the proxy statement, considering you will be soliciting all holders of record for purposes of the initial category of recipients? Do these holders constitute those holders who may end up selling their units after providing an authorization to call the special meeting but before the record date for the meeting is set? Further, what about unit holders who choose not to vote in favor of the authorization to call the meeting but, in the event the requisite authorization is obtained and the meeting is called, would later like an opportunity to vote on the proposed transaction? Please advise.

RESPONSE:

Under the SRT trust agreement, the Trustee is required to call a meeting of unit holders within 20 days of receipt of a written request that is signed by unit holders owning not less than 10% of the then outstanding units. Pursuant to SEC rules, the Trustee is required to provide at least 20 business days’ prior notice of the record date for the meeting. Under the trust agreement, a notice must be sent to the unit holders not more than 60, nor less than 20 days before the meeting to the holders on the record date, which cannot be more than 60 days before the meeting date. The trust agreement has no other parameters regarding the setting of the record date and the meeting date. Although the Partnership has received no communication from the Trustee on this point, it hopes to work with the Trustee in establishing a record date and meeting date for the meeting that is convenient for unit holders and mindful of other applicable considerations.

U.S. Securities and Exchange Commission
October 7, 2005

The Partnership expects the second category of recipients to include unit holders who became unit holders after the solicitation record date and unit holders who did not previously return a proxy in connection with the proposed transaction (i.e., as proposed in the Staff’s comment, those that chose not to vote in favor of the authorization). The Partnership would not solicit any unit holders who were not unit holders on the meeting record date. The Partnership does not intend to resolicit any unit holders who previously provided a proxy at the time of the meeting authorization and who remained a unit holder on the applicable record date. The Partnership will provide additional soliciting materials to all applicable holders to the extent there is a fundamental change in the prospectus/proxy statement (pages 11 and 12).
Front Cover Page
13.	COMMENT:

Revise to emphasize that none of the “intended” monthly distributions is assured. Where you subsequently refer to the distributions, make clear that the General Partner has discretionary authority to determine the “necessary” or “appropriate” amounts of cash reserves, which will directly impact your ability to make the distributions. Also briefly reference the one-time reset option.

RESPONSE:

The referenced disclosure in the Amendment No. 1 has been revised per the Staff’s comment.
Questions and Answers About the Transaction, Page 2
14.	COMMENT:

Eliminate repetitive disclosure, viewing the Summary section and this section as one for that purpose. Disclose prominently the absence of dissenters’ rights; we note the related disclosure at page 74 in that regard.

RESPONSE:

This section has been revised to eliminate repetitive disclosures. The disclosure of dissenters’ rights on page 15 has been moved to page 14 and placed in bold type.
“Who is Sabine Production Partners, LP?”, page 2
15.	COMMENT:

Here and in the disclosure on pages 18 and 82, you indicate that you will increase unit holder value through, among other things, “actively” and “effectively” monitoring or

U.S. Securities and Exchange Commission
October 7, 2005

managing the legacy assets of Sabine Royalty Trust. To ensure that your disclosure is balanced, discuss also the challenges, risks and limitations of your strategy, and clarify concisely how you intend to accomplish your stated goals, including changes to the historic operating procedures, if any.

RESPONSE:

The disclosures on pages 19, 94, 95 and 96 have been revised to explain that “actively” monitoring the legacy assets involves ensuring that operators comply with industry standards for prudent operation and applicable contracts. The words “actively” and “effectively” have been deleted. The disclosure on pages 19, 94, 95 and 96 has been revised to show in detail the methods the Partnership intends to use to accomplish its goals, as well as the challenges associated therewith and the changes to the historic operating procedures of SRT.
“What am I being asked to vote on?”, page 4
16.	COMMENT:

You indicate here and throughout the proxy statement that those receiving the solicitation date proxy will not receive a separate proxy statement if a meeting is called. We note your indication on page 11 that unit holders will receive a Notice of Meeting with the precise date, time and place for the meeting. What other information, if any, will unit holders receive? In an appropriate place in these soliciting materials, please indicate under what circumstances you will undertake to resolicit proxies from security holders such as, for example, if material changes to the information previously submitted arise. This disclosure is of particular importance in light of the fact that the proxies being granted to you have a duration of up to eleven months.

RESPONSE:

Those unit holders providing a solicitation date proxy to the Partnership will receive a notice of meeting (from the Trustee), any supplement to the prospectus/proxy statement and any updated prospectus/proxy statement. The requested disclosure has been provided. Please note that, even though the proxy can extend for eleven (11) months from the date of the prospectus/proxy statement, the Partnership has and intends to conclude its solicitation in a much shorter time frame (page 11 and page 65).
“How was the purchase price for the assets determined?”, page 9
17.	COMMENT:

We note your disclosure here of the factors that caused you to determine that the arrangement is “reasonable.” Please revise to elaborate upon what you mean by this. Do

U.S. Securities and Exchange Commission
October 7, 2005

you mean to refer to the arrangement as “fair?” If not, by what reference are readers to assess what you mean when you indicate that the arrangement is “reasonable?” Further, please briefly elaborate upon each of the bullet points that follow so that the support for your determination in this regard is clear.

RESPONSE:

The Partnership has revised the disclosure to change “reasonable” to “fair.” The Partnership has modified and clarified the disclosure relating to the bullet points (page 9).
“Was an independent representative engaged...,” page 9
18.	COMMENT:

We note the decision you made not to obtain a fairness opinion. Explain further here and in greater detail later in the document why you considered the absence of the protections you reference “not to be significant.” In particular, your disclosure should consider the potential benefit to unaffiliated unit holders rather than to value of the process as a whole, as you appear to have done. We may have additional comments.

RESPONSE:

The Partnership believes that any fairness determination that it would obtain or initiate from a valuation expert that it would select would be of limited benefit, and thus of little protection, to the SRT unit holders. The Partnership believes that this limited benefit would not justify the estimated $100,000 to $500,000 in costs to provide such determination. The Partnership believes that a better indication of the fairness of the proposed transaction is the market’s response and the response of SRT’s many unit holders. Without a favorable response from these constituencies, the proposed transaction is unlikely to occur (page 9).

Concerning the potential benefit of these protections, we note that we have disclosed to the reader that “[a]s a result, the terms of the proposed transaction may not be as favorable as the terms that might have been obtained had we negotiated with an independent representative of SRT unit holders on an arms-length basis or obtained a fairness opinion, appraisal or other valuation as part of the evaluation of the proposed transaction.”

U.S.Securities Exchange Commission
October 7, 2005

“Does the Partnership have the financial resources to complete the transaction?”, Page 10
19.	COMMENT:

Provide us with an estimate, expressed as a percentage, of the funds you anticipate will be required to complete the transaction using funds from SRT’s cash balance as compared to the amount to be funded by the proposed credit facility.

RESPONSE:

The Partnership estimates that the total amount of cash required to complete the transactions is $8,600,000, which amount includes $7,289,673 for the special distribution. Upon completion of the transaction and the proposed credit facility, the Partnership will be able to fund this amount from any combination of SRT available cash and/or its credit facility. Based on SRT’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, SRT reported $4.5 million in cash. This amount equals 53% of the expected total cash requirements noted above.
“What is the likely date, time and place of the meeting should it be called?”, page l1
20.	COMMENT:

You indicate here and elsewhere in the proxy statement, that you may not immediately deliver the meeting demand to the Trustee upon receiving the threshold authorization from the unit holders, but may elect instead to wait until you have “received proxy cards from a greater percentage of unit holders.” Please revise to elaborate what “greater percentage” you are referring to and why you believe it is necessary to wait until this percentage has been received.

RESPONSE:

The Staff’s requested disclosure has been added (page 11 and page 66).
“Does delivery of a proxy card give Sabine Production Partners the right to vote my units at any subsequently called meeting?”, page 11
21.	COMMENT:

Please revise to clarify this question to refer to the specific meeting in which you are soliciting proxies. We refer you to Rule 14a-4(d)(3), which limits your ability to vote with respect to more than one meeting, as this question implies.

U.S.Securities Exchange Commission
October 7, 2005

RESPONSE:

We are aware that this type of Joint Solicitation Statement/Proxy Statement has typically been viewed as problematic under Rule 14a-4(d)(3)—“one solicitation, one meeting rule.”

However, after several discussions with Mara Ransom (SEC’s M&A Group) [202.551.3264] as well as written responses to requests for additional information, Ms. Ransom advised us that the Staff was not likely to object to the use of a Joint Solicitation Statement/Proxy Statement in this case. Ms. Ransom advises that the SEC’s decision:
•	is unique to this case and should not be viewed as a Commission “position” on Rule 14a-4(d)(3);

•	is heavily dependent on the fact that the unit holders have not historically had an opportunity to meet (either on an annual basis or otherwise since SRT’s formation in 1982); and

•	is heavily dependent on the fact that the Trust Agreement specifically contemplates the calling of a meeting of the unit holders by holders possessing a specific number of the outstanding units.
The Partnership submits that unless adequate leeway is granted in the Partnership’s solicitation process, there can be no meaningful way of allowing the SRT unit holders any voice in determining whether a change in their SRT investment is appropriate.

Per the staff’s comment, we have clarified the question. This question will only be included in the Solicitation Date Proxy, which will be accompanied by the Solicitation Date Proxy Card (page 11).
“Can the proposed transaction be delayed?”, page 12
22.	COMMENT:

You indicate here and elsewhere in the proxy statement that you have limited the proxy to eleven months. Advise us as to how you determined this length of time and provide support for the validity of a proxy for this length of time under state law. Further, elaborate upon when the eleven month period will begin and end. If the period of time is tied to the date of the proxy statement, state whether you will ensure that all proxies will be valid for a concurrent period of time, in light of your explanatory note indicating that two proxy statements will be mailed.

U.S.Securities Exchange Commission
October 7, 2005

RESPONSE:

We determined an eleven-month proxy period by analogy to Texas Business Corporation Act Article 2.29 which provides, in pertinent part, as follows: “No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise provided in the proxy.” Neither the trust agreement nor the Texas Trust Code provides for the length of a proxy. The proxy period for all proxies will begin upon the date of the initial mailing of the prospectus/proxy statement and end eleven (11) months later. Accordingly, all proxies, no matter when given, expire eleven (11) months from the date of the initial prospectus/proxy statement. Accordingly, the Partnership’s proposal is much more restrictive than allowed by state law.
23.	COMMENT:

As a related matter, we note your indication that you do not know how long it may take you to solicit the required vote of SRT unit holders. This disclosure would seem to indicate that you intend to solicit proxies until you have the vote necessary to pass the resolutions, notwithstanding the fact that unit holders could vote in person at the meeting. If so, please affirmatively state these intentions. Further, explain what parameters the Trustee must follow in setting the meeting date so that it is clear how much time may pass between when you obtain the authorization to call the meeting and when the meeting might actually be held.

RESPONSE:

The Partnership’s intentions have been affirmatively stated. The parameters for the Trustee to call the meeting have been disclosed (page 11). An outside probable range for the proposed completion date has also been offered (page 12).
“Can I change my vote?”, page 14
24.	COMMENT:

Revise to indicate that these instructions are with respect to the proxies granted to you for purposes of the proposed transaction. Provide separate instructions as to the revocability of the authorizations to call the meeting. Ensure that the time by which unit holders would need to submit this revocation to you is clear. Will you advise holders of the fact that you plan to send your meeting demand to the Trustee? If not, explain to us how holders will know when their revocation rights are set to expire.

RESPONSE:

The instructions have been so revised (page 14). The requested separate instructions have been provided (pages 13 and 14). The deadline for revocation has been specified. The

U.S.Securities Exchange Commission
October 7, 2005

Partnership will publicly announce and notify unit holders of the date on which the meeting demand has been made on the Trustee.
Reset Option, page 22
25.	COMMENT:

Disclose that there is no basement on the amount of the reset, if accurate. Explain in necessary detail later in the document how adjustments would be made “commensurate with reductions” in net revenues. See also our related comment regarding the disclosure at page 90.

RESPONSE:

The reset option can be reset only within the parameters of the formula set forth in the partnership agreement and the monthly operating surplus in the eligible twelve month periods included in the formula. The Partnership has expanded its disclosure of the potential adjustment under “Summary—Reset Option” and “Cash Distribution Policy—Reset Option” (page 102).
Interests of Certain Persons in the Transaction, page 23
26.	COMMENT:

Explain in necessary detail later in the document what the expectations are regarding your power to “request” the named entities to provide services at cost, and clarify whether and how they would be bound to comply. Clarify how “cost” is determined for this purpose. Also explain the reference to the “existing operations of Dr. Carlile.” We may have additional comments.

RESPONSE:

The Partnership has deleted the references to providing services at “cost.” The reference to the “existing operations of Dr. Carlile” has been clarified to further explain its meaning (page 25 and page 132).
Limited Call Right, page 24
27.	COMMENT:

You indicate that your General Partner and its affiliates have the ability to repurchase your outstanding units under certain circumstances. Please advise us what consideration you have given to the issuer tender offer rules and their applicability to this call right.

U.S.Securities Exchange Commission
October 7, 2005

RESPONSE:

The General Partner does not believe that the issuer tender offer rules have any present applicability to the limited call right. The General Partner’s limited call right to repurchase outstanding units at fair market value is only applicable in the unlikely event that the General Partner were to acquire 80% of the Partnership’s outstanding common units (approximately $583 million given SRT’s current market capitalization). Were the General Partner to embark upon a plan to acquire common units (it will not hold any common units upon consummation of the proposed transactions), the General Partner would consider and comply with the issuer tender offer rules.
Risk Factors, page 25
28.	COMMENT:

You provide 27 pages of risk factors, which appears excessive. In addition to repetitive and related disclosure, for example the depletion concerns that appear at pages 37 and 43, you include extraneous detail. Revise to eliminate repetitive and overly detailed disclosure. Instead state the risk directly and concisely.

RESPONSE:

The risk factors have been revised to eliminate repetitive and overly detailed disclosure.

29.	COMMENT:

Eliminate all language that mitigates the risks you present, including clauses that begin “while” or “although.” Other examples include much of the disclosure under “We may be unable to complete the transaction” at page 25, the last sentence under “You will experience dilution” and the following disclosure at page 41: “To limit these risks....” Similarly, rather than referring to “no assurance can be given,” revise the captions and text as necessary to state the risk and potential harm directly.

RESPONSE:

The risk factors have been revised to eliminate the language that mitigates the risks presented.

30.	COMMENT:

We note the royalty properties held by the trust located in Louisiana. If material, and to the extent known, include appropriate disclosure to identify risks of adverse impact to your results due to damage from Hurricane Katrina.

U.S.Securities Exchange Commission
October 7, 2005

RESPONSE:

The Partnership has added disclosure to address Hurricanes Katrina and Rita (page 49).

31.	COMMENT:

Explain in necessary detail later in the document all “nonpublic information” to which you refer at page 25 and elsewhere.

RESPONSE:

The Partnership has described the limited “nonpublic information” that it has reviewed in the seventh paragraph under “Background and Reasons for the Transaction” (page 69).
“We may not have sufficient cash to enable us to pay the minimum monthly distribution,” page 29
32.	COMMENT:

Although you refer to “free cash flow” as a measure that will be indicative of your ability to pay the minimum monthly cash distribution to your unit holders, it is unclear how you have defined this non-GAAP measure. Please expand your disclosure to comply with the requirements of Item 10(e) of Regulation S-K.

RESPONSE:

The Partnership has revised the disclosure to eliminate the reference to this non-GAAP measure.
“We may have working capital needs...,” page 26
33.	COMMENT:

With a view toward disclosure, advise us whether you intend to proceed with the transaction should you obtain less than the entire $150 million credit facility. If so, identify the minimum amount you would require in order to proceed with the transaction as proposed. We may have further comments.

RESPONSE:

The Partnership has received nonbinding letters of high confidence and expressing high interest for a $200 million revolving credit facility from JPMorgan Chase, N.A., TD Securities (USA) LLC and Union Bank of California, N.A. subject to negotiation of definitive documents and customary conditions to closing, including consummation of the proposed transaction. The Partnership believes it is being conservative in its

U.S.Securities Exchange Commission
October 7, 2005

expectation to receive a $150 million credit facility. The Partnership has added a disclosure that it will not consummate the transaction without obtaining a credit facility on terms acceptable to it, in its discretion, but it will not decide upon a predetermined minimum amount for the credit facility.
Upon your receipt of our common units...,” page 27
34.	COMMENT:

The current heading does not adequately convey the risk discussed below. Please revise the heading to more accurately convey the risk associated with the change in the rights enjoyed by unit holders of the trust versus unit holders of the partnership. Similarly, revise other captions to identify the risks, including “We will incur debt” at page 28.

RESPONSE:

The Partnership has revised headings in the risk factors to more accurately identify the risks set forth.
Tax Risks page 48
35.	COMMENT:

If material, disclose in an appropriate risk factor the limitations of counsel’s opinion, including those items regarding which it expressly withheld an opinion or was unable to opine.

RESPONSE:

We have added a new risk factor (page 49).
Cautionary Statement Regarding Forward-Looking Statements, page 52
36.	COMMENT:

Eliminate the word “directly” from the last sentence, and make clear that you also receive no safe harbor protection for any statements that appear in any of your press releases or other filings with the Commission.

RESPONSE:

The disclosure has been amended to remove the word “directly” and to clarify the lack of safe harbor protection (page 55).

U.S.Securities Exchange Commission
October 7, 2005

Unaudited Pro Forma Condensed Combined Financial Statements, page 55
Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 59
37.	COMMENT:

We note that you have included various adjustments in compiling your pro forma financial statements that you believe are necessary to convert the financial statements of Sabine Royalty Trust to the accrual basis of accounting. Given your inability to access the underlying financial information, the extent of support for the adjustments you present is unclear. Please expand your disclosure to explain how your adjustments were calculated, so that it is clear how you concluded the amounts were factually supportable, as would ordinarily be required under Regulation S-X, Rule 11-02(b)(6).

RESPONSE:

Revenue adjustments necessary to convert the financial statements of SRT have been derived from SRT’s monthly press releases announcing cash distributions, oil and gas volumes and prices received filed with the SEC. SRT’s monthly press releases also indicate the month the oil and gas revenue was derived (page 61 and page 62).

38.	COMMENT:

Please expand your disclosure under point (c) to explain how the pro forma adjustment reclassifying the deferred costs associated with your issuance of common units, as well as the offsetting balance of $762,116, relate to total estimated issuance costs that you identify as a reduction of proceeds raised for Partners’ capital.

RESPONSE:

The disclosure under point (c) has been expanded per the staff’s comment (page 61 and page 62).
The Meeting, page 63
Voting of Proxies, Duration, page 64
39.	COMMENT:

We note your disclosure that the “persons named as proxies by an SRT unit holder may vote for one or more adjournments of the meeting, including adjournments to permit further solicitations of proxies.” The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4. Please revise this disclosure and the proxy card. The proxy card should have an

U.S.Securities Exchange Commission
October 7, 2005

additional voting box so that unit holders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.

RESPONSE:

The disclosure and the proxy card have been so revised.
Solicitation of Proxies, page 66
40.	COMMENT:

We note that proxies may be solicited by telephone, facsimile, telegram or other electronic means or in person. Please advise us as to what you mean by “other electronic means.” Further, be advised that all written soliciting materials, including scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c).

RESPONSE:

“Other electronic means” refers to the fact that the Partnership may respond to requests for information, such as requests for copies of exhibits, by emailing the requested information.

The Partnership acknowledges that all written solicitation materials must be filed under the cover of Schedule 14A.
The Transaction, page 68
41.	COMMENT:

See your discussion of Proposal No. 2. Elaborate upon your discussion of how you determined to offer the consideration you are offering to unit holders as part of the proposed Contribution of Assets and Immediate Liquidation. Considering there is no present market for your units, address to what extent the value of the securities may differ, notwithstanding the fact that you are offering to exchange your units on a one to one ratio. Further, it does not appear that you have provided any analysis of your General Partner addressing to what extent the consideration being offered to unit holders is fair. We note your indication on page 9 as to the fact that retaining an independent representative and/or a fairness opinion was considered but “not judged to be significant in determining the fairness of the proposed transaction” but it is not clear how, absent these protections, the General Partner determined to offer the present consideration. How, then, are unit holders supposed to assess the consideration being offered in this transaction?

U.S. Securities and Exchange Commission
October 7, 2005

     RESPONSE:
Although there is no present market for the Partnership’s units, the units will be listed for trading on the NYSE and the Partnership’s expectation is that upon consummation of the proposed transaction, the Partnership’s units will trade similarly to the SRT Units immediately prior to the consummation. The SRT unit holders are, in essence, trading one listed security for another. More importantly, the SRT unit holders are being asked to change the fundamental business objectives of their investment. They must determine whether they want to continue an investment in a passive, finite life entity or convert their investment, on a tax-free basis except for the special cash distribution, to a conservative growth-oriented entity, while substituting the General Partner’s management for that of the Trustee. The Partnership believes it has adequately disclosed its General Partner’s equity and compensation arrangements, which is an important consideration to the SRT unit holders. The Partnership has expanded its disclosure of its analysis of the fairness of the transaction to the SRT unit holders (pages 71 through 73).
42. COMMENT:
See your discussion of Proposal No. 3 and what appears under “Implementation.” Please revise this discussion to explain why you believe the various amendments to the Trust Agreement are necessary and what purpose they serve, aside from the general purpose of implementing the proposed transaction.
RESPONSE:
We advise the Staff that the amendments proposed under “Proposal No. 3 – Amendments to the Trust Agreement” are, in fact, only included to facilitate the proposed transaction. We believe this is clear in the discussion under “Implementation.”
43. COMMENT:
Elaborate upon the elimination of the “Prudent Investor Rule” to this transaction. In doing so, explain to unit holders what the Prudent Investor Rule is, how it should be applied to the proposed transaction and why you believe it is appropriate to eliminate its applicability. Clearly state, if true, that eliminating the applicability of this Rule means that the Trustee has no obligation to evaluate the fairness of the transaction and, considering you have not rendered any determination as to the fairness of the transaction, no party has or will do so on behalf of unit holders. In this regard, consider appropriate risk factor disclosure. Further, discuss to what extent your contractual amendment to the Trust Agreement to remove the application of the Prudent Investor Rule has the ability to override any existing state law obligation, in the form of case law or otherwise, that would generally require that the Rule be applied to this transaction. This comment also applies to the discussion that appears under Relief from Certain Liabilities and the applicability of the Texas Trust Code to this transaction.

U.S. Securities and Exchange Commission
October 7, 2005

RESPONSE:
As described in Amendment No. 1, the prudent investor rule is a Texas law applicable to
Texas trusts that can be, and often is, eliminated from application. For the information of the Staff, we note that Section 117.003 of the Texas Uniform Prudent Investor Act provides as follows:
               “(a) Except as otherwise provided in Subsection (b), a trustee who invests and manages trust assets owes a duty to the beneficiaries of the trust to comply with the prudent investor rule set forth in this chapter.
               (b) The prudent investor rule, a default rule, may be expanded, restricted, eliminated, or otherwise altered by the provisions of a trust. A trustee is not liable to a beneficiary to the extent the trustee acted in reasonable reliance on the provisions of the trust.”
As a default rule, the prudent investor rule establishes a standard of care where no other standard is specified. The Partnership believes that the permissible activities of the Trustee are limited to those set forth in the trust agreement. In this regard, Section 6.01 of the trust agreement provides, among other things, that “. . . The Trustee shall not be (i) obligated or permitted to make any investment or operating decision . . .” Also, Section 6.05 provides, in pertinent part, that “The Trustee shall not, in its capacity as Trustee under this Agreement, engage in any business, commercial or investment activity of any kind whatsoever, except as permitted in Section 6.09 [Cash Reserves and Cash Held Pending Distribution Date] . . .”
Further, Section 7.09 of the trust agreement provides a blanket relief for the Trustee from certain duties, restrictions and liabilities, similar to the relief we are proposing in rendering the Prudent Investor Rule inapplicable. Section 7.09 provides as follows:
“Pursuant to Article 7424b-22 of the Texas Trust Act, the Company, as Trustor, hereby relieves the Trustee from any and all duties, restrictions and liabilities otherwise imposed upon the Trustee by the Texas Trust Act except for such duties, restrictions and liabilities as are imposed (a) by Sections 10 [Loan of Trust Funds], 11 [Corporate Trustee depositing trust funds with self] and 12 [Trustee buying from or selling to self] of the Texas Trust Act, (b) by the terms and conditions of this Agreement or (c) by any other applicable law, rule or regulation.”
The Partnership believes that the clear intent of Section 7.09 is to relieve the Trustee of any duties and liabilities not expressly set forth in the trust agreement or the self-dealing provisions set forth in Sections 10, 11 and 12 of the Trust Act.

U.S. Securities and Exchange Commission
October 7, 2005

Texas Trust Act was repealed effective January 1, 1984 (shortly after the formation of SRT) and was replaced by the Texas Trust Code. The prudent Investor Act was enacted effective January 1, 2004, and has similar self-dealing provisions that cannot be released.
Further, as noted in Amendment No. 1, we believe that elimination of the rule is appropriate in order to incentivize the Trustee to cooperate with the proposed transaction (assuming that the requisite number of unit holders determine and agree that such a transaction is in their collective best interest).
We believe appropriate risk disclosure is now included on the Risk Factor noted. Similar disclosures have been made under “Relief from Certain Liabilities.”
Conditions of the Transaction, page 73
44. COMMENT:
You disclose that any of the conditions may be waived. Include a separate caption for this information, which appears in the last paragraph on page 73. Also explain in necessary detail how you could waive the voting approval condition. Include appropriate risk factors disclosure regarding the waiver potential for each condition, and undertake to resolicit the vote in the event any condition is waived and the impact is material. We may have additional comments.
RESPONSE:
A separate caption has been included regarding the waiver and satisfaction of conditions. The Partnership has revised the disclosure to indicate that it cannot waive certain conditions. Appropriate risk factor disclosure has been provided with respect to the waiver of certain conditions. The Partnership undertakes to resolicit the vote in the event any condition is waived and the impact is material (page 79).
Cash Distribution Policy, page 88
45. COMMENT:
Given your stated intention to distribute a minimum initial monthly distribution of $0.2540 per unit, we believe that you should provide a more detailed discussion about the policy and provide support for the stated distribution amount in your filing. Please expand your disclosures in this section to include the following information:
•	rationale for your cash distribution policy;

•	restrictions on and your ability to change your cash distribution policy;

U.S. Securities and Exchange Commission
October 7, 2005

•	background and effect of the cash distribution policy, including the term of the initial distribution rate, and the uncertainty surrounding your investment strategy;

•	effects that the reset option, including its expected timing of execution, is expected to have on your cash distribution policy;

•	tabular presentation of your estimated cash available to pay distributions over the next four quarters, based upon the historical information you have available;

•	tabular presentation of your unaudited pro forma available cash, depicting the amount of available cash you would have had in fiscal 2004, and in the twelve months ended June 30, 2005;

•	indication of whether historically you would have had sufficient available cash to pay the stated distribution amount; and

•	assumptions and considerations related to the preceding disclosure.
We may have additional comments after reviewing your revised disclosures.
RESPONSE:
The Partnership has expanded its disclosures and advises the Staff as follows:
•	rationale for cash distribution policy.
The Partnership based the minimum monthly distribution amount on the average monthly cash distribution rate paid by SRT to holders of the SRT units during the twelve months ended October 31, 2005. This was done to approximate the amount of distributions that the SRT unit holders received over the past twelve months. The First and Second Target Distribution levels are 10% and 20% above the minimum monthly distribution amount. The Partnership believes these levels are consistent with industry peers.
•	restrictions on and ability to change your cash distribution policy.
The Partnership’s cash distribution policy can only change through an amendment to the partnership agreement approved by the unit holders or the General Partner’s exercise of the reset option. Because numerous factors outside the Partnership’s control could result in the minimum distribution amount of $0.2638 being an inappropriate rate for its minimum monthly distribution rate, the Partnership has established an adjustment provision, which it refers to as the “reset option” to address the issue. Under the reset option, the General Partner will have the option, exercisable on only a single occasion effective not later than December 31, 2008,

U.S. Securities and Exchange Commission
October 7, 2005

to reset the minimum monthly distribution amount and the target distribution levels to a lower dollar amount.
If this reset option is exercised by our General Partner, any such reset would result in a reduction of the minimum monthly distribution amount and each of the target distribution levels for future monthly periods. Once reset, none of the minimum monthly distribution rate or the target distribution levels can again be so adjusted downward absent an amendment of the partnership agreement approved by the holders of the Partnership’s common units. In exercising the reset option, the General Partner is required to make the reductions in the minimum monthly distribution rate and target distribution levels proportionately relative to reductions in operating surplus realized from business over a given measurement period selected by the General Partner.
To assure that relatively short term or temporary circumstances do not provide the basis for exercise of the reset option, the General Partner must compare the average monthly operating surplus from the Partnership’s business for an entire twelve month period after consummation of the transaction (which year can consist of the twelve full calendar months following consummation of the transaction or calendar years 2005, 2007 or 2008), to average monthly distributable income of SRT during the twelve months ended September 30, 2005.
•	background and effect of the cash distribution policy, including the term of the initial distribution rate, and the uncertainty surrounding investment strategy.
The minimum month distribution amount and incentive distribution levels do not have an initial term. The associated risks are disclosed under “Risk Factors,” “We are a new partnership with no operating history, and we might not be able to operate our business or implement our operating policies and strategies successfully, which could negatively impact our ability to pay distributions and cause you to lose all or part of your investment” (page 26), “We will incur debt, increasing your risk as an investor in us and increasing our dependence on income from oil and natural gas properties” (page 30), “Our acquisition activities may not be successful” (page 30), “We may not have sufficient cash to enable us to pay the minimum monthly distribution” (page 31), “A substantial or extended decline in oil and natural gas prices may adversely affect our business, financial condition or results of operation and our ability to meet our debt service requirements, capital expenditure obligations and financial commitments” (page 33), “We may be unable to obtain needed capital or financing on satisfactory terms which could lead to a decline in our oil and natural gas reserves and a reduction in the amount of cash available for distributions” (page 39) and “We may unilaterally decrease the minimum monthly distribution and target distribution levels” (page 27).

U.S. Securities and Exchange Commission
October 7, 2005

•	effects that the reset option, including its expected timing of execution, is expected to have on your cash distribution policy.
The Partnership does not have an expected timing for the reset option. It may never be exercised. If it is exercised as described, it can only be exercised on one occasion at any time on or before December 31, 2008. As described, exercise of the reset option would result in a reduction of the minimum monthly distribution amount and each of the target incentive distribution levels for future monthly periods.
•	tabular presentation of estimated cash available to pay distributions over the next four quarters, based upon the historical information you have available.
See the tabular presentation on pages 100 and 101.
•	tabular presentation of unaudited pro forma available cash, depicting the amount of available cash you would have had in fiscal 2004, and in the twelve months ended June 30, 2005.
See the tabular presentation on pages 100 and 101.
•	indication of whether historically you would have had sufficient available cash to pay the stated distribution amount.
We would have had sufficient available cash to pay the minimum monthly distribution amount based on the Partnership’s plan to have comparable general and administrative costs. See the tabular presentation on pages 100 and 101.
Reset Option, page 90
46. COMMENT:
We note that your cash distribution policy includes a one-time reset option. Considering the criticality of this feature to your investors, due to its potential for material change to your intended initial cash distribution policy, you should expand your disclosure to more fully describe to your investors:
•	The purpose for the reset option;

•	Whether, based on the historical results of operations, the average monthly operating surplus, compared to average monthly distributable income, would have allowed the reset option to be exercised;

U.S. Securities and Exchange Commission
October 7, 2005

•	An explanation of whether your General Partner would be expected to exercise the reset option if the circumstances required for exercise were present;

•	The range and any limits by which the reset option might reduce the initial cash distribution amount;

•	The range of impact various reset distribution amounts would have on the incentive distributions that the General Partner is entitled to receive.
We may have additional comments after reviewing your revised disclosures.
RESPONSE:
The Partnership has expanded its disclosures and advises the Staff as follows:
•	The purpose for the reset option;
The purpose of the reset option is now disclosed (pages 23 and 102).
•	Whether, based on the historical results of operations, the average monthly operating surplus, compared to average monthly distributable income, would have allowed the reset option to be exercised;
The Partnership has expanded its disclosure in this regard. Please see the tables on pages 100 and 101 for pro forma distributable cash on a historical basis.
•	An explanation of whether your General Partner would be expected to exercise the reset option if the circumstances required for exercise were present;
The Partnership has disclosed the General Partner’s intention to exercise the reset option (page 23 and page 102).
•	The range and any limits by which the reset option might reduce the initial cash distribution amount;
The initial cash distribution amount will not change. All adjustments, if any, are on a prospective basis. Additional disclosure has been included on page 23 and page 102.
•	The range of impact various reset distribution amounts would have on the incentive distributions that the General Partner is entitled to receive.
A chart depicting a range of various reset amounts has been added on page 103.

U.S. Securities and Exchange Commission
October 7, 2005

Management, page 111
Our Governing Board of Managers and Executive Officers, page 112
47. COMMENT:
We note the disclosure in the risk factor on page 28 regarding your officers’ time commitments to other jobs. Please delineate the approximate amount of professional time, expressed as a percentage, that each of your officers anticipates spending on your business and affairs. We may have further comments.
RESPONSE:
We have delineated the approximate amount of professional time, expressed as a percentage, that each of our officers anticipates spending on our business and affairs (page 127).
48. COMMENT:
Clarify in necessary detail the positions held and employment for the past five years for each of Messrs. Haddock, Tompkins and Cochrane, eliminating all gaps or ambiguities in that regard.
RESPONSE:
The positions held over the past five years for each of Messrs. Haddock, Tompkins and Cochrane have been clarified to eliminate all gaps and/or ambiguities (page 124 and page 126).
Certain Relationships and Related Party Transactions, page 117
49. COMMENT:
You indicate here that the Trustee of SRT “could take the position that it can withhold consent to [y]our trust agreement amendments.” Briefly elaborate upon why you believe that this is in conflict with the trust agreement.
RESPONSE:
We have expanded the disclosure to elaborate on the rationale for the Partnership’s belief (page 130).

U.S. Securities and Exchange Commission
October 7, 2005

Material Federal Income Tax Considerations, page 141
50. COMMENT:
We may have additional comments upon review of the opinion of counsel to be filed as exhibit 8.1. For example, it is unclear why counsel is able to assume that SRT is a grantor trust for purposes of rendering its opinion. If it relies on the opinion of another counsel for that point, revise to make this clear.
RESPONSE:
Counsel does not represent SRT and cannot obtain any representation directly from SRT on this point. The Partnership has revised the disclosures on page 154 to indicate the basis for counsel’s assumption that SRT is a grantor trust.
Engineering Comments
Questions and Answers About the Transaction, page 2
Why is the Partnership Proposing This Transaction?, page 7
51. COMMENT:
You must present full and balanced disclosure. Although you state that the production from Sabine Royalty Trust has declined 28.8% over the last several years, production during the quarter ending March 31, 2005 increased approximately 3% over production during the quarter ending December 31, 2004. This represents a 12% annual increase. It is also true that their reserves have increased over the last three years. Please expand your disclosure to include this information.
RESPONSE:
The Partnership has expanded its disclosure to include historical information regarding reserves, future net reserves and PV-10 valuations for the past five years. The Partnership does not believe the 2.8% increase in production in the first quarter of 2005 to be meaningful given the lengthy and definite trend of production declines.
Our Strategy Following the Transaction, page 8
Utilization of Advanced Technical Capabilities, page 18
52. COMMENT:
It appears that most of the techniques you plan to deploy are relatively common techniques that the industry has utilized for some time. Water flooding, fracturing,

U.S. Securities and Exchange Commission
October 7, 2005

production logging, CO2 flooding, horizontal drilling are all industry standard procedures depending on the circumstances. Please revise your document to not imply that these are “advanced technologies.” You should state, unless you know otherwise, that many of these procedures may already be utilized by the current operators on the Sabine Royalty Trust properties. Additionally, include that since you will not be the operator of most of your properties, you will be limited or unable to influence a change of strategy or initiate new procedures.
RESPONSE:
The Partnership has further explained its use of alkaline-surfactant-polymer technology as support for its use of “advanced technologies.” In addition, the Partnership has stated that certain of the advanced technologies may be used by the current operators of SRT’s legacy assets. Whether or not the Partnership or one of its affiliates is the operator on newly acquired properties, the Partnership will work with the operator or working interest partners to promote and assist in the strategies employed. Please note that this section is limited in applicability to properties that the Partnership acquires in the future, not SRT’s legacy assets (page 19 and page 97).
Focus on Operational Efficiency, page 18
53. COMMENT:
You should disclose the percentage of properties that are operated by others and where, therefore, you will be limited in carrying out this strategy.
RESPONSE:
We have disclosed that all of the SRT legacy assets are operated by others and that the Partnership will be limited in carrying out this strategy with respect to the legacy assets (page 19 and pages 96-97).
Risk Factors, page 25
54. COMMENT:
The risk factor “Reserves (SIC) are subject to depletion” under Risks Factors Inherent to an Investment in the Partnership is common to all companies in the industry, not just partnerships. It also appears to be the same risk as “Unless we replace our oil and natural gas reserves, our reserves and production will decline” under Risk Factors Related to Our Business and the Oil and Natural Gas Industry. Please remove it from risks inherent to an investment in the partnership unless you can more specifically tie it to actual risks that arc primarily inherent to only an investment in partnerships. Please revise your risk

U.S. Securities and Exchange Commission
October 7, 2005

factor “Reserves (SIC) are subject to depletion” by tailoring it to clarify how it specifically will impact you. Otherwise remove it as a risk factor.
RESPONSE:
“Reserves are subject to depletion” has been removed as a risk factor.
Partnership Business and Properties, page 80
55. COMMENT:
Disclose if the General Partner or Managing Member will be paid a regular operating fee for each producing well or each well that is drilled, which is over and above the normal lease operating costs and capital costs associated with drilling a well. If so, reconcile this with the fact that you have disclosed that you plan to focus on operational efficiency by implementing a low overhead and operational expense structure.
RESPONSE:
Neither the General Partners nor the Managing Member will be paid a regular operating fee for each producing well or each well that is drilled, over and above the normal lease operating costs and capital costs associated with drilling a well.

U.S. Securities and Exchange Commission
October 7, 2005

     Please do not hesitate to contact me at 214-659-4593 or J. David Washburn of this office at 214-659-4678 if we can be of any further assistance in reviewing the above responses.

Thank you.

Very truly yours,

Joseph A. Hoffman
Partner

cc:	Gerald W. Haddock, Esq.
James E. Farrell
J. David Washburn